                                                                       EXHIBIT A

    VOCALTEC APPOINTS TELECOM INDUSTRY VETERAN, IDO GUR, AS PRESIDENT AND CEO
                     YOSI ALBAGLI TO RETIRE FROM THE COMPANY

HERZLIA, Israel - (BUSINESS WIRE) - VocalTec Communications Ltd. (Nasdaq Capital
Market: VOCL), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, announced today that Yosi
Albagli, President and CEO of the Company, has notified the Board that he wishes to retire from his position effective August 31st, 2008. Since his decision, Mr.
Albagli has worked with the Board to find the most qualified successor. Ido Gur, a veteran telecom executive, has been appointed as VocalTec's new President and
CEO, effective as of September 1, 2008. Mr. Gur brings notable leadership experience with over 15 years in various positions in the global telecommunications industry.

Ilan Rosen, Chairman of the Board, said, "We are pleased to have Ido Gur join our team. He is highly respected by the business community and his experience at
ECI Telecom, a global provider of networking infrastructure solutions, combined with his long years in the telecommunications field, make him an excellent choice to lead VocalTec into the future. His knowledge of the telecommunications industry will help support our continuing efforts to grow VocalTec and expand our footprint worldwide."

Mr. Gur commented: "I am very enthusiastic about the opportunity to join
VocalTec, a company that has a great team of people, superb products, an excellent customer base and global reach. I am confident that together, we will take VocalTec to new heights."

Mr. Gur brings to VocalTec significant experience and a proven track record in the telecom industry. He has held a number of senior executive positions during his career at ECI Telecom, most recently serving as Executive Vice President of
Global Sales and Marketing since 2005. In this role, Mr. Gur was responsible for expanding ECI's market share in key markets globally, most notably with leadership positions in EMEA, APAC and the Former Soviet Union. In North
America, he oversaw a doubling of growth and renewed market penetration. During his time at ECI, Mr. Gur increased its market share globally in the optical market, and penetrated dozens of significant new customers. Prior to joining
ECI, he served as Executive Vice President of Sales and Marketing at Corrigent.

Commenting on his decision, Mr. Albagli said, "I leave VocalTec having built a solid foundation that places the Company in an excellent position for growth. I felt that it was an appropriate time for me to hand over the reins to a new CEO.
I dedicated fourteen great years to Tdsoft & VocalTec, and now it is time to give a new CEO the opportunity to take the Company to the next level. I have also decided to leave my position on VocalTec's Board but will continue to serve the Company as a strategic advisor."

"We want to express our deepest appreciation to Yosi for his leadership, dedication and vision," said Mr. Rosen. "He co-founded Tdsoft in 1994 and took it from a startup to being a leader in V5 and Voice over Packet. Yosi guided
Tdsoft through difficult years for the telecommunications industry after 2000, following which he successfully merged the company with VocalTec in 2005. Under his leadership, VocalTec successfully launched the new 'Essentra' family of
SIP-based VoIP products that is now used by over 70 telecommunications service providers worldwide. With the excellent team under Mr. Gur's new leadership, the solid products and the recent sale of certain patents for $12.5 million, I believe the Company is very well positioned for future growth. We wish Yosi all the best."

ABOUT VOCALTEC

VocalTec Communications (Nasdaq Capital Market: VOCL) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino.

www.vocaltec.com

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of
1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should,"
"confident" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange
Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

CONTACT:
VocalTec Communications Ltd.
Gali Rosenthal, +972-9-9703805
gali@vocaltec.com
or
KCSA
Marybeth Csaby, 212-896-1236
mcsaby@kcsa.com
or
David Burke, 212-896-1258
dburke@kcsa.com

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